EXHIBIT 19

COLGATE-PALMOLIVE COMPANY INSIDER TRADING POLICY
Eﬀective Date: December 11, 2024

Purpose
This Policy provides guidelines with respect to transactions in the securities of Colgate-Palmolive Company (“Colgate,” and together with Colgate’s direct and indirect subsidiaries, the “Company”). Colgate’s Board of Directors has adopted this
Policy to promote compliance with applicable laws and regulations that prohibit certain persons who are aware of Material Nonpublic Information (as deﬁned below) about a company from: (i) engaging in transactions in the securities of that company; or (ii) providing Material Nonpublic Information to other persons who may trade on the basis of that information.
Persons Subject to the Policy
This Policy applies to (i) all directors, oﬃcers and employees of the Company, (ii) such persons’ Family Members (as deﬁned below) and (iii) any entities, including corporations, partnerships or trusts, that such persons inﬂuence or control (collectively, “Insiders”).
Key Deﬁnitions
“Colgate Securities” are any securities issued by or related to Colgate, including common stock, bonds, stock options or other derivative securities.
“Family Members” are any family members of a person, including a spouse, who reside with such person, anyone else who lives in such person’s household, and any family members who do not live in such person’s household but whose transactions in Colgate Securities are directed by such person or are subject to such person’s inﬂuence or control (such as parents or children who consult with such person before they trade in Colgate Securities).
“Material Nonpublic Information” is any information that a reasonable investor would consider important in making a decision to buy, hold or sell securities that has not been disclosed generally to the investing public in a manner that complies with applicable securities laws. Any information that could be expected to aﬀect a company’s stock price, whether it is positive or negative, should be considered material. While it is not possible to deﬁne all categories of material information, some examples of information that ordinarily would be regarded as material are:
●Financial results and projections of future results or other guidance;
●Changes to previously announced guidance;
●Major proposed or pending strategic transactions, including joint ventures, mergers, acquisitions, investments or dispositions;
●A change in dividend policy, stock split, new stock repurchase program or new equity or debt oﬀering;

●Signiﬁcant project or product developments;
●Changes in top management;
●A change in auditors or notiﬁcation that the auditor’s reports may no longer be relied upon;
●Pending or threatened signiﬁcant litigation, or the resolution of such litigation;
●Impending bankruptcy or the existence of severe liquidity problems; or
●A major cybersecurity breach.
Information should be considered “nonpublic” until the beginning of the second business day after such information has been disseminated widely to the investing public through press releases, ﬁlings with the U.S. Securities and Exchange Commission (“SEC”) or other means.
Policy
1.Restrictions Applicable to All Insiders
a.Prohibition on Insider Trading
i.Except as otherwise speciﬁed below, no Insider may directly or indirectly engage in any transactions involving Colgate Securities while aware of Material Nonpublic Information relating to the Company, including purchases, sales, stock option exercises, bona ﬁde gifts or decisions to invest in or dispose of Colgate Securities within an individual retirement account or Colgate’s Savings & Investment Plan (“S&I Plan”).
ii.No Insider may directly or indirectly engage in transactions in another company’s securities while in possession of Material Nonpublic Information concerning that company when the Material Nonpublic Information was obtained in the course of employment with, or the performance of services on behalf of, the Company.
iii.It is also the policy of the Company that the Company will not engage in transactions in Colgate Securities while in possession of Material Nonpublic Information relating to the Company.
b.Prohibition on Tipping Information to Others
i.Insiders may not, while in possession of Material Nonpublic Information relating to the Company, make any recommendations or express any opinions to others regarding transacting in Colgate Securities.
ii.Insiders may not disclose Material Nonpublic Information relating to the Company to persons within the Company whose jobs do not require them to have that information, or outside of the Company to other persons, including, but not limited to, family, friends, business associates, investors and expert consulting ﬁrms, unless any such disclosure is made in accordance with the Company’s policies regarding the protection or authorized external disclosure of information regarding the Company. This prohibition applies whether or not the Insider receives any beneﬁt from the use of that information by the other person or entity.
If an Insider is unsure whether particular information is material or nonpublic, they should consult with the Global Legal Organization before trading in Colgate Securities or communicating the information to anyone else. In addition, there may be additional restrictions on securities transactions in other countries where a Colgate subsidiary is publicly listed. Insiders located in those countries should consult with the Global Legal Organization in order to ensure compliance with all relevant laws.
2.Exceptions for Certain Transactions under Company Plans
a.Restricted Stock Unit Awards. This Policy does not apply to the vesting of restricted stock units, or to the Company’s withholding of shares of stock to satisfy tax withholding requirements upon the vesting of any restricted stock unit. The Policy does apply, however, to any market sale of restricted stock units upon or after vesting.
b.S&I Plan. This Policy does not apply to purchases of Colgate Securities in the Company’s S&I Plan resulting from the periodic contribution of money to the S&I Plan pursuant to payroll deduction elections. This Policy does apply, however, to certain elections employees may make under the S&I Plan, including: (i) an election to increase or decrease the percentage of the periodic contributions that will be allocated to a Colgate Securities fund; (b) an election to make an intra-plan transfer of an existing account balance into or out of a Colgate Securities fund; or (c) an election to borrow money against an S&I Plan account if the loan could result in a liquidation of some or all of the Colgate Securities fund(s) balance.
c.Dividend Reinvestment Plan. This Policy does not apply to purchases of Colgate Securities under the Company’s dividend reinvestment plan resulting from the reinvestment of dividends paid on Colgate Securities.
3.Additional Restrictions and Procedures Applicable to Certain Company Insiders
a.Quarterly Blackout Periods/Trading Restrictions. It is the Company’s policy that oﬃcers, directors and certain other designated Insiders (together, the “Designated Insiders”), due to their job responsibilities, are prohibited from conducting any transactions involving Colgate Securities (other than as speciﬁed by this Policy) during designated “blackout periods.” “Blackout periods” commence on the ﬁrst day of the last month of each ﬁscal quarter and continue until the second business day following a release of quarterly or annual earnings information and may be extended or otherwise adjusted by the Company’s Chief Legal Oﬃcer following consultation with the Chief Executive Oﬃcer and Chief Financial Oﬃcer.
b.Pre-Clearance Procedures. The Designated Insiders, as well as the Family Members of such persons, may only engage in transactions in Colgate Securities outside of blackout periods and must ﬁrst pre-clear their transaction with the Global Legal Organization.

A request for pre-clearance should be submitted to the Global Legal Organization at least one business day in advance of the proposed transaction. When a request for pre-clearance is made, the requestor should carefully consider whether they may be aware of any Material Nonpublic Information about the Company, and should describe fully those circumstances to the Global Legal Organization. Pre-clearance authorizations will be valid only until the close of business on Friday following the approval date (the “Approval Week”). If a transaction for which clearance has been granted is not executed during the Approval Week and the requester would still like to execute a transaction, a new pre-clearance request must be submitted. If the requestor becomes aware of Material Nonpublic Information about the Company during the Approval Week after clearance is granted but before the transaction is executed, the pre-clearance shall be void and the transaction must not be completed. If a Designated Insider seeks pre-clearance and permission to engage in the transaction is denied, then they should refrain from initiating any transaction in Colgate Securities, and should not inform any other person of the denial.
c.Event-Speciﬁc Restricted Periods. From time to time, the Company may also require that all or certain Insiders refrain from engaging in transactions in Colgate Securities for a speciﬁed period of time due to material information known to the Company and not yet disclosed to the public. In such an event, the Company will notify the impacted Insiders.
d.Exceptions. The quarterly trading restrictions, requirement for pre-clearance and event-speciﬁc trading restrictions do not apply:
i.To those transactions to which this Policy does not apply, as described above under the heading “Exceptions for Certain Transactions Under Company Plans.”
ii.To transactions conducted pursuant to approved Rule 10b5-1 plans. See Exhibit A, “Important Guidance Regarding Rule 10b5-1 Plans” for more information about Rule 10b5-1 plans.
4.Other Prohibited Transactions
It is the Company’s policy that oﬃcers, directors and employees who receive equity awards pursuant to Colgate’s incentive compensation plan are prohibited from purchasing any ﬁnancial instrument that is designed to hedge against or oﬀset any decrease in the market value of Colgate Securities. Similarly, employees who do not receive equity awards pursuant to Colgate’s incentive compensation plan are strongly discouraged from entering into such transactions. Examples of transactions covered by this policy include “short sales” (selling borrowed securities, which the seller hopes can be purchased at a lower price in the future) and “put” and “call” options (publicly available rights to sell or buy securities within a certain period of time at a speciﬁed price). It is also the Company’s policy that the Company’s oﬃcers and directors are prohibited from pledging Colgate securities.

Personal Responsibility for Compliance With this Policy
Persons subject to this Policy have ethical and legal obligations to maintain the conﬁdentiality of information about the Company and to not engage in transactions in Colgate Securities while in possession of Material Nonpublic Information. Persons subject to this Policy must not engage in illegal trading and must avoid the appearance of improper trading. Each individual is responsible for making sure they comply with this Policy, and that any Family Member whose transactions are subject to this Policy also complies with this Policy. In all cases, the responsibility for determining whether an individual is in possession of Material Nonpublic Information rests with that individual, and any action on the part of the Company or any employee or director pursuant to this Policy (or otherwise) does not in any way constitute legal advice or insulate an individual from liability under applicable securities laws. Persons subject to this Policy could be subject to severe legal penalties and disciplinary action by the Company for any conduct prohibited by this Policy or applicable securities laws, as described below in more detail under the heading “Consequences of Violations.”
Post-Termination Transactions
This Policy continues to apply to transactions in Colgate Securities even after termination of service to the Company. If an individual is in possession of Material Nonpublic Information when their service terminates, that individual may not engage in transactions in Colgate Securities until that information has become public or is no longer material. The pre-clearance procedures speciﬁed above, however, will cease to apply to transactions in Colgate Securities upon the expiration of any blackout period or other Company-imposed trading restrictions applicable at the time of the termination of service.

Consequences of Violations
In addition to Company disciplinary measures, employees violating the U.S. or other securities laws may be subject to severe civil and criminal sanctions, including heavy ﬁnes and jail sentences, and disgorgement of the proﬁts gained, or losses avoided, by the insider trading.
The Company may also be criminally or civilly liable as a controlling person of an insider trading violator if the Company failed to take steps to prevent the action before it occurred. In such cases, Colgate could be forced to pay signiﬁcant ﬁnes and restitution.
Company Assistance
Any person who has a question about this Policy or its application to any proposed transaction may obtain additional guidance from the Global Legal Organization.

Exhibit A

Colgate-Palmolive Company Important Guidance Regarding Rule 10b5-1 Plans

This document is intended to address frequently asked questions and practical aspects associated with Rule 10b5-1 plans. As you may know, Rule 10b5-1 plans are a means by which you may purchase or sell Colgate Securities at times when you would otherwise be restricted from trading due to your potential possession of Material Nonpublic Information relating to the Company. Put another way, a Rule 10b5-1 plan allows you to trade during a blackout period. The execution of a transaction in accordance with a valid Rule 10b5-1 plan should provide an aﬃrmative defense against allegations of insider trading.

If you would like additional information regarding Rule 10b5-1 plans, you may contact the administrator of Colgate’s equity awards, Merrill Lynch, Pierce, Fenner & Smith Incorporated. Any Rule 10b5-1 plan must be in writing and approved by the Global Legal Organization before you may enter into it.

What Are the Requirements to Establish a Rule 10b5-1 Plan?

To establish a Rule 10b5-1 plan, you must:

●Enter into the plan when you are not in possession of Material Nonpublic Information relating to the Company and when you are otherwise permitted to trade Colgate Securities (i.e., when we are not in a blackout period);
●Establish the terms upon which Colgate Securities may be purchased or sold under the plan (e.g., the amount, price and date of the transactions);
●Not exercise subsequent inﬂuence over how, when or whether trades occur under the plan;
●Comply with SEC rules regarding Rule 10b5-1 plans as detailed below, including with respect to required “cooling oﬀ periods” and prohibitions on multiple plans;
●Not hedge against transactions under the plan; and
●Enter into the plan in good faith, and continue acting in good faith with respect to the plan after entry.

How Quickly Can Trades Occur Under a Rule 10b5-1 Plan That I Establish?

For directors and Section 16 oﬃcers, under SEC rules, the ﬁrst trade under the plan may not occur until the later of (i) 90 days following the date the plan is executed by you and
(ii) two business days following the ﬁling of a Form 10-Q or 10-K covering the period in which the plan is adopted.

If you are not a director or a Section 16 oﬃcer, under SEC rules, the ﬁrst trade under the plan may not occur until at least 30 days following the date the plan is executed by you.

What Types of Terms May I Establish For Trades Under a Rule 10b5-1 Plan?

At the time you enter into the plan you must specify the amount, price and date of the transactions to occur under the plan. The terms of the plan may provide for the number of shares to be purchased or sold in any one transaction or in the aggregate under the plan, and the time period over which the purchases or sales may occur. In addition, you may specify that vested stock options will be exercised and the underlying shares sold under the plan. Please note, however, that “limit order” plans, directing that shares be sold only when and if Colgate’s stock price exceeds or falls below a certain amount, are not permissible because such plans are less likely to provide an aﬃrmative defense to insider trading allegations. Please consult the Global Legal Organization with any questions regarding the interpretation of this policy.

In addition, under SEC rules, only one “single-trade” plan (i.e., a Rule 105b-1 plan designed to execute in a single transaction) is permitted in a 12-month period.

Can I have multiple Rule 10b5-1 Plans at one time?

Generally, no. Under SEC rules, overlapping Rule 10b5-1 plans are not permitted. However, there is a limited exception that would allow you to enter into a second plan as long as trades under the second plan do not start until trades under the ﬁrst plan have ﬁnished plus the required “cooling oﬀ” period is observed following the end date of the ﬁrst plan.

If I Decide I Don’t Like The Terms of a Rule 10b5-1 Plan I Established, What Can I Do?

Modiﬁcation and termination of the plan should be avoided as they could create the perception that you are exerting subsequent inﬂuence over the plan and could call into question your good faith in entering into the plan. As a result, you should consult with the Global Legal Organization before seeking to modify or terminate your plan. A modiﬁcation is considered to be a termination of the existing plan and entry into a new plan on the modiﬁed terms. Therefore, any modiﬁcation must occur when we are not in a blackout period and when you are not in possession of Material Nonpublic Information relating to the Company. If you modify your plan, a new “cooling oﬀ” period (of the same applicable length described above) must be observed before trades under the modiﬁed plan may start. As noted above, this “cooling oﬀ” period, which is required by SEC rules, is intended to help avoid any question that the modiﬁcation was not made in good faith.

If I Establish a Rule 10b5-1 Plan, May I Trade Outside of the Plan?

Generally yes, however your trades outside of the plan may not involve shares that were designated to be traded under the plan. For example, if you have established a plan that directs Merrill to exercise a tranche of stock options, you may not seek to exercise that tranche of stock options yourself outside of the plan. However, you are free to sell any other shares of Colgate Securities you own outside of the plan during an open trading period.

Please consult with the Global Legal Organization before undertaking any transactions outside of the plan.

Do Trades Under a 10b5-1 Plan Need to Comply with Section 16?

Yes. Entering into a plan does not exempt Colgate’s oﬃcers and directors from compliance with Section 16.

What Disclosure is Required Regarding my Rule 10b5-1 Plans?

Section 16 oﬃcers and directors are required to disclose in Form 4s whether a transaction was pursuant to a Rule 10b5-1 plan and, if so, the date that the Rule 10b5-1 plan was entered into. In addition, Colgate is required to disclose in Form 10-Qs and Form 10-Ks any trading plans adopted, modiﬁed or terminated by any Section 16 oﬃcer or director during the previous quarter, including the following information:
●Name and title
●Date of Rule 10b5-1 plan adoption or termination
●Duration of the Rule 10b5-1 plan
●Aggregate amount of securities to be sold or purchased under the Rule 10b5-1 plan